                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               SUITE 101.COM, INC.
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                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   865073 10 0
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                                 (CUSIP Number)

                                284085 B.C. LTD.
                               401 HIDHURST PLACE
                           WEST VANCOUVER, BC V7S 1K2
                                  604-926-0868
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                FEBRUARY 25, 2002
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                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO.  865073 10 0
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1.   Name of Reporting Person                      284085 B.C. Ltd.
     S.S. or IRS  Identification  No. of Above
     Person                                        Not Required
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2.   Check the  Appropriate Box if a Member of     (a)   [ ]
     a Group                                       (b)   [X]
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3.   SEC Use Only

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4.   Source of Funds                               WC

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5.   Check if Disclosure of Legal  Proceedings
     is  Required  Pursuant  to Items  2(d) or
     2(e)                                          Not Applicable
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6.   Citizenship or Place of Organization
                                                   Province of British Columbia
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                     7)   Sole Voting
                          Power                    418,545
  Number of          -----------------------------------------------------------
   Shares            8)   Shared Voting
Beneficially              Power                    -0-
  Owned by           -----------------------------------------------------------
 Reporting           9)   Sole Dispositive
   Person:                Power                    418,545
                     -----------------------------------------------------------
                     10)  Shared
                          Despositive
                          Power                    -0-
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11.  Aggregate  Amount  Beneficially  Owned By
     Each Reporting Person                         418,545
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12.  Check  if  the  Aggregate  Amount  in Row
     (11) Excludes Certain Shares                  Not Applicable
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13.  Percent  of Class  Represented  by Amount
     in Row (11)                                   3.07%
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14.  Type of Reporting Person                      CO
--------------------------------------------------------------------------------




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


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1122 Mainland Street, Suite 210, Vancouver, British Columbia, Canada V6B 5L1.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by 284085 B.C. Ltd. ("BC Ltd."). BC Ltd. is a corporation organized under the laws of the Province of British Columbia. Its principal business is diversified investing. Its address is 401 Hidhurst Place, West Vancouver, BC, Canada V7S 1K2. The name, citizenship, present principal occupation or employment and business address of each Director and executive officer of BC Ltd. and each other person controlling BC Ltd. is set forth in Schedule A hereto.

         Neither BC Ltd. nor any Director or executive officer of BC Ltd. has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         On February 13, 2002, Mr. Bradshaw entered into agreements to sell, at a price of $0.25 per share, an aggregate of 1,436,565 of his shares of Common Stock. The purchasers of the shares are five investors none of whom acquired more than five percent of the shares of the Company outstanding and none of whom are residents of the United States. The shares sold include all of the shares held by Mr. Bradshaw, other than options to purchase 418,545 shares exercisable at prices ranging from $0.25 to $1.50 per share. Concurrently with the sale of the shares, Mr. Bradshaw resigned as a Director, and the Chairman and Chief Executive Officer of the Company.

         As of the date hereof, except as described herein, BC Ltd. does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of



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its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of February 25, 2002, BC Ltd. holds beneficially the following securities of the Company.

                                               Percentage of shares of
Title of security               Amount            Common Stock (1)
-----------------               ------            ----------------
Common Stock                  418,545(2)              3.07%

----------
(1)  Calculated in accordance with Rule 13d-3.

(2) The shares are issuable on exercise of options at prices ranging from $0.25 to $1.50 per share.


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


         (b) BC Ltd. has the sole power to vote or to direct the vote of the Shares held by it and has the sole power to dispose or to direct the disposition of the Shares held by it. By virtue of his relationships with BC Ltd., Peter Bradshaw, may be deemed to beneficially own, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Shares which BC Ltd. directly beneficially owns. Such person disclaims beneficial ownership of the Shares for all other purposes.

         (c)     None

         (d)     Not applicable

         (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   February 27, 2002


                                          284085 B.C. Ltd.


                                          By   /s/Peter Bradshaw
                                            ------------------------------------
                                               President



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                                   SCHEDULE A

Peter L. Bradshaw, Canadian
Director, President and CEO 284085 BC Ltd.
Director and President Suite101.com Inc.
309 - 1122 Mainland Street, Vancouver, B.C. V6B 5L1, Canada

Wilber Kanke, Canadian
Director 284085 B.C. Ltd.
President, Kanke Seafood Restaurants Limited
638 - 375 Water Street, Vancouver, B.C. V6B 5C6, Canada

Mary Ellen Bradshaw, Canadian
Secretary 284085 B.C. Ltd.
Home Maker
401 Hidhurst Place, West Vancouver, B.C. V7S 1K2, Canada




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